March 22, 2011

Via Facsimile and EDGAR

Division of Investment Management,
Office of Disclosure and Review,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:                               Ares Senior Credit Strategies Fund, Inc. — Forms N-2 and N-8/A filed
March 22, 2011 (File Nos. 333-172987; 811-22535; 11702451)

Ladies and Gentlemen:

On behalf of Ares Senior Credit Strategies Fund, Inc. (the “Issuer”), I hereby transmit electronically for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, in each case as applicable, a Registration Statement on Form N-2 (including certain exhibits thereto) and a Notification of Registration on Form N-8A, in both cases relating to an initial public offering of common shares of the Issuer.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (212) 558-1656, Donald R. Crawshaw at (212) 558-4016 or William G. Farrar at (212) 558-4940, all of Sullivan & Cromwell LLP.

Sincerely,

/s/ Ari B. Blaut

cc:                                 Donald R. Crawshaw

William G. Farrar
(Sullivan & Cromwell LLP)

Kevin Frankel

(Ares Senior Credit Strategies Fund, Inc.)